WeFunder "Testing the Waters" Phase

To reach out to potential investors through email and text, please use the following templates:

FOR TEXTS:
Hey_____! Hope you're doing well. I am reaching out to you because our team is preparing to raise from our supporters on the investment platform WeFunder. Check out our pitch here: https://wefunder.com/streetfood2/.

We are currently asking for you to vouch for us or the company in order for others to know more about our character or our company.

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

If you would like to vouch for us and the company, let me know so we can proceed with the next steps!

If you would like to do more than vouch, we then invite you to become an actual stakeholder in the company by reserving in our campaign! This would only be a reservation of investment, so no money is necessary!

**Some necessary "testing the waters" disclosures:
1. No money or other consideration is being solicited. If sent, it will not be accepted;
2. No offer to buy securities will be accepted and o part of the purchase price will be received until a Form C is filed and only through Wefunder's platform
3. Any indication of interest involves no obligation or commitment of any kind.

Let me know if you have any questions. Thank you so much for supporting our company!

FOR EMAILS:

Subject Line:
Reserve your spot in Street Food's Wefunder round

Hey Camila,

Hope things are good with you!

I have some great news — our team has been preparing to raise from our supporters on the investment platform Wefunder. As of a few days ago...our raise for Street Food Inc. officially launched!

Check out our pitch here: https://wefunder.com/streetfood2/

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

We decided to raise on Wefunder to accelerate our growth and share the upside of our success with the people who know us best — our family, friends, customers. You are our foundation. So now we're inviting you to become an actual stakeholder in the company.

Why invest? Join us in our mission to help street food vendors thrive by giving them a central platform while also helping foodies discover more options. Personally support me and our team. Become an owner of Street Food Inc.

Over the past year, we have...
1. Ranked number 57 in the world for Pioneer, a startup accelerator.
2. Obtained an activation rate of 100% for our 1 month beta during Spring 2021
3. Gained over 200 organic followers on our Instagram page.

Here is a picture of us in action:



The timing is great because we gained a lot of suggestions for our first Beta, which we will use in order to release Beta Version 2, hopefully being launched by summer! We're primed and ready. And we want you to join us.
If you want to chat more about any of this, I'm more than happy to do so! Feel free to call me any time at (831)-297-4939 or email me back with specific questions. You're the best!

**Some necessary "testing the waters" disclosures:
1. No money or other consideration is being solicited. If sent, it will not be accepted;
2. No offer to buy securities will be accepted and o part of the purchase price will be received until a Form C is filed and only through Wefunder's platform
3. Any indication of interest involves no obligation or commitment of any kind.

Talk soon,
Andres Garcia

Got questions about investing in startups in general? Learn more about Wefunder here.

P.S. If you're not interested, please let me know. I promise that I will take no offense and leave you off of any email updates as our campaign progresses.







Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Reg Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Reg A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA.

Company Name is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.